UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Coherent, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

192479103
(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Bret M. DiMarco

Executive Vice President and General Counsel

Coherent, Inc.

5100 Patrick Henry Drive

Santa Clara, California

(408) 764-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Segre, Esq.
Jose F. Macias, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road

Palo Alto, CA 94304
Tel:  (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*                                         A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable

Form or Registration No.:    Not applicable

Filing Party:    Not applicable

Date Filed Not applicable

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of an anticipated program to allow employees to correct certain stock options to avoid the adverse effects of Internal Revenue Code Section 409A (the “Tender Offer”) by Coherent, Inc. (“Coherent” or the “Company”). The following descriptions of the Company’s intention to begin the Tender Offer in the near future were sent on April 1, 2008 by electronic mail to certain Coherent employees holding discount stock options.

EMAIL 1: FORM OF COMMUNICATION TO EMPLOYEES IN THE SAN FRANCISCO BAY AREA
HOLDING DISCOUNT STOCK OPTIONS

To:	[EMAIL ADDRESS]
From:	Ron Victor
Date:	April 1, 2008
Subject:	YOUR STOCK OPTIONS — IMPORTANT UPDATE

As we told you in February, it was determined after an internal review of the Company’s stock option practices, that certain stock options were granted to you under the Coherent Stock Plans with an exercise price that on the date of grant was less than the fair market value of the underlying Coherent common stock (i.e., discount stock options).

Next week, Coherent will formally launch an offer that will allow you to amend your discount stock options and avoid the unfavorable tax consequences associated with these particular stock options.  Remember, and as previously noted, if you choose not to elect to amend your discount options, your total tax rate upon vesting in your discount stock options can potentially exceed 80%.  Further, we plan to provide cash payments to those employees who decide to amend their options in the offer.

Coherent is setting up a website to guide you through the process.  The website will contain information about how you can participate in the offer and amend your discount stock options.  The website will also provide information on the tax issues associated with your discount stock options and guide you through the process to avoid potentially adverse tax consequences.  Coherent will also set up a help desk telephone line and email address where you can ask for assistance should any questions arise.

In addition, employees in the Bay Area are encouraged to attend special meetings held on Wednesday, April 9th at the [Logistical information omitted].  These meetings are scheduled as follows:

[Logistical information omitted]

Please mark your calendars and make every effort to attend this very informative and important meeting.  Coherent encourages you to thoroughly review the website and the information that will be emailed to you next week and make a prompt decision on Coherent’s offer to amend your discount stock options.

This email message does not constitute an offer to amend, or a solicitation of an offer to amend, any options to purchase Coherent common stock.  If Coherent subsequently determines to proceed with the program described above, the offer will be made only through an offer to amend and related materials, which will be distributed to all eligible option holders on the commencement date of the program. The offer to amend and related materials also will be available free of charge to option holders and shareholders at the SEC’s website at www.sec.gov on and after that date. In addition, shareholders and option holders may request a free copy of the offer to amend and related materials from Coherent following the time that such documents become available. All eligible option holders are advised to read these materials if and when they become available because they will contain important information to help option holders decide whether or not to accept the offer.

EMAIL 2: FORM OF COMMUNICATION TO EMPLOYEES OUTSIDE OF THE SAN FRANCISCO BAY AREA
HOLDING DISCOUNT STOCK OPTIONS

To:	[EMAIL ADDRESS]
From:	Ron Victor
Date:	April 1, 2008
Subject:	YOUR STOCK OPTIONS — IMPORTANT UPDATE

As we told you in February, it was determined after an internal review of the Company’s stock option practices, that certain stock options were granted to you under the Coherent Stock Plans with an exercise price that on the date of grant was less than the fair market value of the underlying Coherent common stock (i.e., discount stock options).

Next week, Coherent will formally launch an offer that will allow you to amend your discount stock options and avoid the unfavorable tax consequences associated with these particular stock options.  Remember, and as previously noted, if you choose not to elect to amend your discount options, your total tax rate upon vesting in your discount stock options can potentially exceed 80%.  Further, we plan to provide cash payments to those employees who decide to amend their options in the offer.

Coherent is setting up a website to guide you through the process.  The website will contain information about how you can participate in the offer and amend your discount stock options.  The website will also provide information on the tax issues associated with your discount stock options and guide you through the process to avoid potentially adverse tax consequences.  Coherent will also set up a help desk telephone line and email address where you can ask for assistance should any questions arise.

Coherent encourages you to thoroughly review the website and the information that will be emailed to you next week and make a prompt decision on Coherent’s offer to amend your discount stock.

This email message does not constitute an offer to amend, or a solicitation of an offer to amend, any options to purchase Coherent common stock. If Coherent subsequently determines to proceed with the program described above, the offer will be made only through an offer to amend and related materials, which will be distributed to all eligible option holders on the commencement date of the program. The offer to amend and related materials also will be available free of charge to option holders and shareholders at the SEC’s website at www.sec.gov on and after that date. In addition, shareholders and option holders may request a free copy of the offer to amend and related materials from Coherent following the time that such documents become available. All eligible option holders are advised to read these materials if and when they become available because they will contain important information to help option holders decide whether or not to accept the offer.